Filed Pursuant to Rule 424(b)(3)
Registration No. 333-211394

PROSPECTUS SUPPLEMENT (to Prospectus dated May 16, 2016)

2,400,000 Shares

BMC Stock Holdings, Inc.

Common Stock

The selling stockholders named in this prospectus supplement (the “Selling Stockholders”) are offering up to 2,400,000 shares of our common stock, par value $0.01 per share (our “Common Stock”). The shares of our Common Stock in this offering are being sold by the Selling Stockholders identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

Shares of our Common Stock are traded on The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “BMCH.” On August 9, 2016, the last reported sale price of our Common Stock on NASDAQ was $20.76 per share.

The underwriters have agreed to purchase shares of our Common Stock from the Selling Stockholders at a price of $19.80 per share, which will result in $47,520,000 of proceeds to the Selling Stockholders. The underwriters propose to offer the shares from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See “Underwriting.”

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement to read about risks that you should consider before buying shares of our Common Stock.

You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents we incorporate by reference, before you invest in our Common Stock.

Delivery of the Common Stock will be made on or about August 16, 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Credit Suisse	Barclays

The date of this prospectus supplement is August 10, 2016.

Prospectus Supplement

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS

This prospectus supplement and the accompanying prospectus form part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the caption “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely upon the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We are responsible for the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we have authorized for use in connection with this offering. This prospectus supplement may be used only for the purpose for which it has been prepared. Neither we nor any Selling Stockholder nor any underwriter has authorized anyone to provide information different from that contained in this prospectus supplement, the accompanying prospectus and any related free writing prospectus and the documents incorporated by reference herein and therein.

Each of BMC (as defined below), the Selling Stockholders and the underwriters is not making an offer to sell our Common Stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any free writing prospectus we have authorized for use in connection with this offering is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the Selling Stockholders or the underwriters, to subscribe for and purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K). Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise indicated):

•	our Annual Report on Form 10-K for the year ended December 31, 2015 (our “Annual Report”), filed with the SEC on March 15, 2016, as amended on March 17, 2016;

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 2, 2015 (but only with respect to the information filed under Item 8 therein);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016 (our “Quarterly Reports”), filed with the SEC on May 6, 2016 and August 8, 2016, respectively;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 5, 2015 (but only with respect to the information filed under Item 1 of Part I therein);

•	our Current Reports on Form 8-K, filed with the SEC on February 1, 2016, April 7, 2016, May 16, 2016, May 17, 2016, May 24, 2016 and June 3, 2016;

•	our Proxy Statement on Schedule 14A, filed with the SEC on April 8, 2016;

•	Exhibits 99.1, 99.2 and 99.3 filed with our Registration Statement on Form S-3 filed with the SEC on May 16, 2016;

•	the description of our capital stock contained in our Current Report on Form 8-K, filed with the SEC on December 7, 2015; and

•	future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and before the termination of this offering.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

BMC Stock Holdings, Inc.

Corporate Secretary

Two Lakeside Commons

980 Hammond Drive NE, Suite 500

Atlanta, GA 30328

(678) 222-1219

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We possess an array of intellectual property rights, including patents, trademarks, trade names, proprietary technology and know-how and other proprietary rights that are important to our brand and marketing strategy. In particular, we maintain registered trademarks for Stock Building Supply® and BMC® and the Stock Building Supply and BMC logos, Fortis® and Artrim®, two of our private label lines and our Ready-Frame® system. In addition, we maintain registered trademarks for the trade names under which many of our local branches operate. While we do not believe our business is dependent on any one of our trademarks, we believe that our trademarks are important to the development and conduct of our business as well as the marketing of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus supplement are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

MARKET, RANKING AND OTHER INDUSTRY DATA

In this prospectus supplement, including information incorporated by reference herein, we rely on and refer to information and statistics regarding our industry, the size of certain markets and our position within the sectors in which we compete. Some of the market and industry data contained in or incorporated by reference into this prospectus supplement are based on independent industry publications or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources listed in this prospectus supplement or incorporated by reference into this prospectus supplement, including Home Improvement Research Institute’s Home Improvement Products Market

Forecast Update, McGraw-Hill Construction’s Construction Market Forecasting Service Report and Random Lengths, as well as data published by Standard & Poor’s Financial Services LLC, U.S. Energy Information Administration’s U.S. On-Highway Diesel Fuel Prices and the U.S. Census Bureau. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The information derived from the sources cited in this prospectus supplement represents the most recently available data and, therefore, we believe such data remain reliable. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

FORWARD-LOOKING STATEMENTS

This prospectus supplement includes or incorporates by reference “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or present facts or conditions. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements reflect our views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. These factors include without limitation:

•	the state of the homebuilding industry and repair and remodeling activity, the economy and the credit markets;

•	seasonality and cyclicality of the building products supply and services industry;

•	competitive industry pressures and competitive pricing pressure from our customers and competitors;

•	inflation or deflation of prices of our products;

•	our exposure to product liability, warranty, casualty, construction defect, contract, tort, employment and other claims and legal proceedings;

•	our ability to maintain profitability;

•	our concentration of business in the Texas, California and Georgia markets;

•	the potential negative impacts from the significant decline in oil prices on employment, home construction and remodeling activity in Texas (particularly the Houston metropolitan area) and other markets dependent on the energy industry;

•	our ability to retain our key employees and to attract and retain new qualified employees, while controlling our labor costs;

•	product shortages, loss of key suppliers or failure to develop relationships with qualified suppliers, and our dependence on third-party suppliers and manufacturers;

•	the implementation of our supply chain and technology initiatives;

•	the impact of long-term non-cancelable leases at our facilities;

•	our ability to effectively manage inventory and working capital;

•	the credit risk from our customers;

•	the impact of pricing pressure from our customers;

•	our ability to identify or respond effectively to consumer needs, expectations or trends;

•	our ability to successfully implement our growth strategy;

•	the impact of federal, state, local and other laws and regulations;

•	the potential loss of significant customers;

•	natural or man-made disruptions to our distribution and manufacturing facilities;

•	our exposure to environmental liabilities and subjection to environmental laws and regulations;

•	cybersecurity risks;

•	risks related to the integration of Building Materials Holding Corporation with and into our business and successful operation of the post-merger company;

•	our ability to retain qualified employees following the merger with Building Materials Holding Corporation, while controlling labor costs;

•	our ability to operate on multiple Enterprise Resource Planning (“ERP”) information systems and the subsequent conversion to a single system;

•	the impact of additional indebtedness assumed through the merger with Building Materials Holding Corporation;

•	the various financial covenants in our secured credit agreement and senior secured notes indenture; and

•	other factors discussed or referred to in the “Risk Factors” section of our Annual Report and our subsequent filings with the SEC.

All such factors are difficult to predict and are beyond our control. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement from our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus supplement in the context of these risks and uncertainties.

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SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference into this prospectus supplement. It may not contain all the information that may be important to you. You should read this entire prospectus supplement carefully, including the section titled “Risk Factors” and our historical consolidated financial statements and related notes incorporated by reference to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

In this prospectus supplement, unless the context requires otherwise, references to “BMC,” the “Company,” “we,” “our” or “us” refer to BMC Stock Holdings, Inc. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

Company Overview

BMC is a diversified lumber and building materials (“LBM”) distributor and solutions provider that sells to new construction and repair and remodeling contractors. We carry a broad line of products and have operations in 42 metropolitan areas within 17 states throughout the United States. Our primary products are lumber & lumber sheet goods, millwork, doors, flooring, windows, structural components such as engineered wood products (“EWP”), trusses and wall panels and other exterior products. Additionally, we provide solution-based services to our customers, including design, product specification and installation services. We serve a broad customer base, including large-scale production homebuilders, custom homebuilders and repair and remodeling contractors. We offer a broad range of products sourced through a strategic network of suppliers, which together with our various solution-based services, represent approximately 50% of the construction cost of a typical new home.

The 17 states in which we operate accounted for approximately 63% of 2015 U.S. single-family housing permits according to the U.S. Census Bureau. Our primary operating regions include the South and West regions of the United States (as defined by the U.S. Census Bureau), with a significant portion of our net sales derived from markets within Texas, California and Georgia. We serve our customers from 148 locations, which include 90 distribution and retail operations, 47 millwork fabrication operations, 34 structural components fabrication operations and 13 flooring operations. Given the local nature of our business, we locate our facilities in close proximity to our key customers and often co-locate multiple operations in one facility to increase customer service and efficiency.

On December 1, 2015, Stock Building Supply Holdings, Inc. (“Legacy SBS”) completed a business combination with privately-held Building Materials Holding Corporation (“Legacy BMC”) in accordance with the terms of the Agreement and Plan of Merger, dated as of June 2, 2015, by and between Legacy SBS and Legacy BMC, pursuant to which Legacy BMC merged with and into Legacy SBS (the “Merger”). As a result of the business combination, Legacy SBS survived the Merger and in connection therewith changed its name to “BMC Stock Holdings, Inc.” Under generally accepted accounting principles in the United States (“GAAP”), the Merger is treated as a “reverse merger” under the acquisition method of accounting. For accounting purposes, Legacy BMC is considered to have acquired Legacy SBS. Consequently, the historical financial statements of the Company reflect only the operations and financial condition of Legacy BMC for the periods prior to the Merger. The operating results of Legacy SBS are reported as part of the Company beginning on the closing date of the Merger.

Our Industry

The LBM distribution industry in the United States is highly fragmented, with a number of retailers and distributors offering a broad range of products and services. Demand for our products is principally influenced by new residential construction, residential repair and remodeling activity and multi-family construction.

According to the U.S. Census Bureau, from 2005 to 2011, single-family housing starts in the United States declined by approximately 75% to 0.43 million, which was significantly less than the 50-year average rate of approximately 1.0 million per year. Following several challenging years, single-family housing starts increased in 2012, 2013, 2014 and 2015 to 0.54 million, 0.62 million, 0.65 million and 0.71 million, respectively, and, as a result, demand for the products we distribute and for our services has also increased. Additionally, the S&P / Case-Shiller Index, a leading measure of pricing for the U.S. residential housing market, has increased on a year-over-year basis for 49 straight months as of May 2016 and, during 2015, the index reached its highest levels since late 2007.

The products we distribute are also used in professional remodeling and home improvement projects. As of March 2016, the Home Improvement Research Institute (“HIRI”) estimated 2015 U.S. sales of home maintenance, repair and improvement products to the professional market were $86.0 billion, compared to $78.9 billion and $82.2 billion for 2013 and 2014, respectively. Several factors, including the overall age of the U.S. housing stock, rising home prices, availability of consumer capital at historically low interest rates and focus on energy efficiency may drive long-term growth in repair and remodeling expenditures.

According to the U.S. Census Bureau, multi-family housing starts in the United States reached a low of 0.11 million in 2009, but have increased to 0.31 million, 0.36 million and 0.40 million in 2013, 2014 and 2015, respectively. Vacancy rates for rental properties with two or more units reached 11.3% in 2009, and have declined to 8.8%, 7.9% and 7.2% in 2013, 2014 and 2015, respectively.

Our Strategy

Expand our business with existing customers by investing in value-added products and services

We plan to continue to grow our net sales by increasing our share of our existing customers’ business. By growing our scale and expanding the products and services we offer in each of our local markets, we believe that we can continue to enhance the value offering for, and relationships with, our existing customers and grow our revenues and profitability. Products and services we intend to expand organically include millwork and structural components manufacturing, Ready-Frame® pre-cut framing packages, enhanced specification, showroom and design services. Additionally, we intend to use our eBusiness solutions to improve customer service, reduce waste and improve productivity. By continuing to invest systematically in our core LBM capabilities and in technologies that streamline our processes and improve customer service, we believe we can provide a broader range of products and services at each of our locations and that more customers will look to us as the key solutions provider for their building needs.

Focus on improving customer service, productivity and operational excellence as our business grows

We have developed a talent training and development program focused on specific skills training, business development and operational productivity initiatives. Using these skills, our market managers, division management and senior leadership team examine customer service, operating and financial metrics and use this information to increase customer service and operating expense productivity. Our management team has also implemented, and will continue to pursue, LEAN business practices to increase productivity and identify opportunities for continuing improvement.

We currently operate two primary ERP systems across the significant majority of our branches, and we continue to focus on the use of technology to improve customer service and productivity. This includes an integrated logistics software module used by Legacy SBS operations that schedules orders from the Legacy SBS ERP system for delivery, utilizes GPS and mobile technology in our delivery fleet and provides customers with real-time information on their order status, including notification and pictures of completed deliveries. We are evaluating the implementation of similar logistics technology at our Legacy BMC locations. We are also currently introducing transactional eCommerce capabilities in several markets. As our Merger integration activities progress, we intend to integrate our operations on the Legacy SBS ERP platform to standardize our processes and introduce new customer service and productivity tools across our branch network.

Expand in existing, adjacent and new geographies

We also plan to expand our business through organic means. We intend to expand our reach and service capabilities in our current metropolitan areas by opening new locations, relocating facilities as needed and increasing capacity at existing facilities. In addition, while we have operations in 17 states that accounted for approximately 63% of 2015 U.S. single-family housing permits, our markets within those states accounted for approximately half of those permits according to the U.S. Census Bureau, providing significant opportunity for growth into markets adjacent to our current markets within these states. Growth opportunities also exist through increasing net sales to residential remodeling, multi-family and light commercial contractors.

Selectively pursue strategic acquisitions

We also plan to expand our business through acquisitive means, provided those opportunities help to accelerate the execution of our strategic plan. We intend to pursue additional acquisition opportunities in markets adjacent to our existing operations or acquisitions that enhance our presence and capabilities in our 42 existing metropolitan areas. Additionally, we will consider acquiring operations or companies to enter new geographic regions.

On May 1, 2015, Legacy BMC acquired Vidalia, Georgia-based VNS Corporation (“VNS”), which generated net sales of $134.2 million for its year ended on March 31, 2015 (the “VNS Acquisition”). The VNS Acquisition enabled us to expand our operational footprint and product offerings in the southeastern United States while also retaining an experienced local management team capable of leveraging our corporate capabilities to drive additional growth. On September 1, 2015, Legacy BMC purchased certain assets and assumed certain liabilities of Marietta, Georgia-based Robert Bowden Inc. (“RBI”), which generated net sales of $77.9 million for the year ended December 31, 2014 (the “RBI Acquisition”). RBI has three locations in the Atlanta, Georgia area, including its manufacturing facility in Marietta, Georgia, and sells millwork and window products to homebuilders and residential contractors.

Our Customers

We serve a broad customer base that includes a mix of large-scale production homebuilders, custom homebuilders and repair and remodeling contractors. We serve 42 metropolitan areas in 17 states. Approximately 63% of U.S. housing permits in 2015 were issued in states in which we operate.

Our largest 10 customers accounted for approximately 20% of our 2015 net sales, with no single customer accounting for more than 5% of our 2015 net sales. Our largest customers are comprised primarily of the large production homebuilders, including publicly traded companies such as D.R. Horton, Inc., KB Home, Inc., Lennar Corporation, PulteGroup, Inc. and Toll Brothers, Inc. In addition to these large production homebuilders, we also service and supply regional and local custom homebuilders. Our capabilities allow us also to serve residential remodeling contractors, multi-family and light commercial contractors in most of our markets.

Our Products and Services

We provide a wide variety of building products and services directly to homebuilder and professional contractor customers. We offer a broad range of products sourced through a network of suppliers with whom we have strategic supplier agreements. These products are available through our distribution locations and, in most instances, delivered to the job site. We manufacture floor trusses, roof trusses, wall panels, stairs, specialty millwork, windows and pre-hung doors. We also provide an extensive range of installation services and special order products.

We group our building products and services into four product categories: (i) structural components; (ii) lumber & lumber sheet goods; (iii) millwork, windows & doors; and (iv) other building products & services. For the year ended December 31, 2015, our sales of structural components and millwork, windows & doors products represented 44% of net sales. Each of these categories includes both manufactured and distributed products. Products in these categories typically carry a higher gross margin and provide us with opportunities to cross-sell other products and services.

Structural components. Structural components are factory-built substitutes for job-site framing and include floor trusses, roof trusses, wall panels, and EWP that in many cases we design and cut for each home. Roof trusses, floor trusses and wall panels are built in a factory controlled environment. Engineered floors and beams are cut to the required size and packaged for the given application at many of our locations. Without structural components, builders construct these items on site, where weather and variable labor quality can negatively impact construction cost, quality and installation time.

In addition to increased efficiency and improved quality, a primary benefit of using structural components is shortening cycle time from start to completion, eliminating job-site waste and clutter and minimizing the amount of skilled labor that must be sourced for a job site.

Lumber & lumber sheet goods. Lumber & lumber sheet goods include dimensional lumber, plywood and oriented strand board products used in on-site house framing. We have developed several proprietary capabilities to design, pre-cut, label and bundle lumber and lumber sheet goods into customized framing packages, which we have branded Ready-Frame®.

Millwork, windows & doors. The millwork, windows & doors products category includes interior and exterior doors, windows, interior trim, custom millwork, moldings, stairs and stair parts, and cabinetry, among other products. We pre-hang interior and exterior doors in many of our markets, which consists of attaching hinges and door jambs to a door slab, thereby reducing on-site installation time and providing a higher quality finished door unit than those constructed on site. Selecting, designing and managing the procurement of the proper window package for performance and architectural reasons is a key service provided by our employees.

Other building products & services. Other building products & services consist of various products, including hardware, wood boards, gypsum, insulation, roofing, siding and flooring. This category also includes design assistance and professional installation services of products spanning most of our product categories. Through our installation services program, we offer scheduling, supplier and subcontractor management, and other services to many of our customers. We also provide professional estimating, product advisory and product display services that assist homebuilders and their clients in selecting the appropriate mix of products to meet their needs.

Corporate Information

The Company is a Delaware corporation and its Common Stock is listed on NASDAQ under the ticker symbol “BMCH.” The Company’s principal executive offices are located at Two Lakeside Commons, 980 Hammond Drive NE, Suite 500, Atlanta, GA 30328, and its telephone number is (678) 222-1219. The Company maintains a website at ir.bmcstock.com. The information contained on our website is not intended to form a part of, or be incorporated by reference into, this prospectus supplement.

The Offering

Common stock offered by the Selling Stockholders	2,400,000 shares of Common Stock.

Common stock outstanding prior to and after completion of this offering	66,427,246 shares of Common Stock as of August 5, 2016.

Use of proceeds	The Selling Stockholders will receive all of the net proceeds from any sales of their shares. We will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. We will bear a portion of the expenses of the offering of Common Stock, except that the Selling Stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes. See “Use of Proceeds” and “Selling Stockholders” in this prospectus supplement.

Dividend policy	We do not plan to pay dividends on our Common Stock. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors (the “Board”) and will depend upon our financial condition, earnings, contractual conditions, restrictions imposed by our secured credit agreement and secured notes indenture and other factors that our Board may deem relevant. See “Dividend Policy.”

NASDAQ symbol	“BMCH.”

Risk Factors	For a discussion of risks relating to the Company, our business and an investment in our Common Stock, see “Risk Factors” and all other information set forth in or incorporated by reference into this prospectus supplement before investing in our Common Stock.

Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders
For a discussion of the material United States federal income tax consequences related to the ownership and disposition of our Common Stock, see “Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders.”

Unless otherwise indicated, all information in this prospectus supplement relating to the number of shares of Common Stock to be outstanding immediately prior to and after this offering is based on 66,427,246 shares outstanding as of August 5, 2016 and excludes:

•	approximately 1.1 million shares of Common Stock issuable upon the exercise of options outstanding as of August 5, 2016, at a weighted average exercise price of approximately $15.18 per share;

•	approximately 0.3 million shares of restricted stock;

•	approximately 0.4 million restricted stock units (“RSUs”) that convert into Common Stock upon vesting;

•	approximately 0.2 million performance-based RSUs that convert into Common Stock upon vesting and achievement of performance targets; and

•	an aggregate of approximately 3.5 million additional shares of Common Stock reserved for issuance under the Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan (the “2013 Incentive Plan”), not including shares underlying outstanding stock options and RSUs.

Unless expressly indicated or the context otherwise requires, all information in this prospectus supplement assumes no exercise of options outstanding as of August 5, 2016.

Summary Consolidated Financial and Other Data

On December 1, 2015, Legacy SBS completed a business combination with privately-held Legacy BMC in accordance with the terms of the Merger Agreement, pursuant to which Legacy BMC merged with and into Legacy SBS. As a result of the business combination, Legacy SBS survived the Merger and in connection therewith changed its name to “BMC Stock Holdings, Inc.” As the Merger constituted a reverse acquisition for accounting purposes under GAAP, the historical financial statements of the Company reflect only the operations and financial condition of Legacy BMC for periods prior to the Merger. The operating results of Legacy SBS are reported as part of the Company beginning on the closing date of the Merger.

The summary consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. Summary consolidated financial data as of December 31, 2013 were derived from Legacy BMC’s audited consolidated financial statements, which are not included herein. The summary consolidated financial data as of June 30, 2016 and for the quarters ended June 30, 2016 and 2015 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement.

The summary unaudited pro forma condensed combined statement of operations data of the Company and its subsidiaries for the year ended December 31, 2015 have been derived from the Unaudited Pro Forma Condensed Combined Statement of Operations included as an exhibit to the registration statement of which this prospectus supplement forms a part and were prepared to give pro forma effect to the Merger, the RBI Acquisition and the VNS Acquisition as if they had occurred on January 1, 2015. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had such transactions actually been consummated on the date indicated.

The consolidated financial data and other financial data presented below should be read in conjunction with our audited consolidated financial statements and the related notes thereto, our unaudited condensed consolidated financial statements and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement from our Annual Report and our Form 10-Q for the quarter ended June 30, 2016. Our historical consolidated financial data may not be indicative of our future performance.

	Pro Forma	Actual		Actual
	Year Ended December 31, 2015	Six Months Ended June 30,		Year Ended December 31,
(in thousands, expect per share data)		2016	2015	2015	2014	2013
	(unaudited)	(unaudited)		(audited)
Statement of operations data:
Net sales	$2,890,164	$1,524,965	$650,113	$1,576,746	$1,311,498	$1,210,156
Gross profit	687,375	358,272	150,515	361,410	295,074	256,547
Selling, general and administrative expenses	585,145	281,678	130,364	306,843	229,316	200,588
Net income (loss)	15,921	11,226	(1,436)	(4,831)	94,032	21,655
Net income (loss) per share—diluted	$0.24	$0.17	$(0.04)	$(0.12)	$2.39	$0.56

	Actual		Actual
	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2016	2015	2015	2014	2013
	(unaudited)		(audited)
Statement of cash flows data:
Net cash provided by (used in):
Operating activities(1)	$39,388	$(8,628)	$743	$30,732	$15,357
Investing activities	(17,407)	(37,594)	(135,076)	(16,262)	(63,999)
Financing activities(1)	(17,066)	(3,694)	72,160	(424)	96,098

(1)	Net cash provided by (used in) operating and financing activities for the years ended December 31, 2014 and 2013 and the six months ended June 30, 2015 reflect the reclassification of changes in book overdrafts from a financing activity to an operating activity. See the section entitled “Reclassifications” in Note 2 to our 2015 audited financial statements and Note 2 to our June 30, 2016 unaudited quarterly financial statements, each incorporated into this prospectus supplement.

Other financial data:
Depreciation and amortization	$33,821	$9,378	$24,589	$15,457	$13,767
Capital expenditures	19,522	12,994	31,319	28,275	15,057
Adjusted EBITDA(1)	91,243	32,437	86,042	77,269	64,751

(1)	Adjusted EBITDA is unaudited for all periods presented and is defined as income (loss) from continuing operations plus interest expense, income tax expense (benefit), depreciation and amortization, impairment of assets held for sale, merger and integration costs, inventory step-up charges, non-cash stock compensation expense, acquisition costs, headquarters relocation costs, insurance deductible reserve adjustments and casualty fire loss, loss portfolio transfer costs and other items. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. We believe that Adjusted EBITDA provides useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Our management uses Adjusted EBITDA to compare our performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Adjusted EBITDA is used in monthly financial reports prepared for management and our Board. We believe that the use of Adjusted EBITDA provides additional tools for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other distribution and retail companies, which may present similar non-GAAP financial measures to investors. However, our calculation of Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies. Our management does not consider Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA is that it excludes significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (ii) Adjusted EBITDA does not reflect our interest expense, or the requirements necessary to service interest or principal payments on our debt; (iii) Adjusted EBITDA does not reflect our income tax expenses or the cash requirements to pay our taxes; (iv) Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditure or contractual commitments; (v) although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements and (vi) Adjusted EBITDA does not consider the potentially dilutive impact of issuing non-cash stock-based compensation. In order to compensate for these limitations, management presents Adjusted EBITDA in conjunction with GAAP results. You should review the reconciliation of income (loss) from continuing operations to Adjusted EBITDA below, and should not rely on any single financial measure to evaluate our business.

The following is a reconciliation of net income (loss) to Adjusted EBITDA:

	Actual		Actual
	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net (loss) income	$11,226	$(1,436)	$(4,831)	$94,032	$21,655
Interest expense	16,352	13,460	27,552	27,090	18,786
Income tax expense (benefit)	4,951	(869)	(9,689)	(65,577)	6,273
Depreciation and amortization	33,821	9,378	24,589	15,457	13,767
Impairment of assets held for sale	11,883	—	—	134	73
Merger and integration costs	6,433	3,042	22,993	—	—
Inventory step-up charges(a)	2,884	—	10,285	—	—
Non-cash stock compensation expense	3,693	1,721	2,749	3,410	2,425
Headquarters relocation(b)	—	2,452	3,865	2,054	—
Insurance deductible reserve adjustments and casualty fire loss(c)	—	365	3,026	669	1,772
Loss portfolio transfer(d)	—	2,826	2,826	—	—
Acquisition costs and other items(e)	—	1,498	2,677	—	—

Adjusted EBITDA	$91,243	$32,437	$86,042	$77,269	$64,751

(a)	Represents expense incurred in relation to the sell-through of Legacy SBS inventory, which was stepped up in value in connection with the Merger.
(b)	Represents expenses to relocate BMC’s headquarters to Atlanta, Georgia.
(c)	Represents (i) for the years 2013-2015, adjustments to deductible reserves for workers’ compensation, general liability, automobile and construction claims incurred prior to Legacy BMC’s restructuring and (ii) for 2015, a casualty loss related to a fire at one of the Company’s facilities during 2015.
(d)	Represents premium and brokerage fees paid to a reinsurer for their assumption of the insurance deductible reserves relating to workers’ compensation claims incurred for claim years from 2006 through 2011.
(e)	Primarily represents costs related to: (i) evaluation of acquisition candidates, (ii) due diligence costs paid to professional service firms, and (iii) other acquisition related expenditures.

	Actual	Actual
	As of June 30, 2016	As of December 31,
		2015(1)	2014(1)	2013(1)
	(unaudited)	(audited)
Balance sheet data:
Total current assets	$683,374	$613,960	$358,095	$323,262
Property and equipment, net of accumulated depreciation	280,759	295,978	140,435	122,930
Total assets	1,414,545	1,371,139	581,853	459,805
Total debt and capital lease obligations (including current portion)	401,081	426,840	263,449	257,276
Total stockholders’ equity	658,480	628,932	179,078	82,229

(1)	Amounts derived from our audited consolidated financial statements, with the exception of Total assets and Total debt and capital lease obligations (including current portion). Amounts with respect to Total assets and Total debt and capital lease obligations (including current portion) reflect the reclassification of unamortized debt issuance costs related to the Company’s senior secured notes from long-term assets to a reduction of long-term debt in connection with the Company’s adoption of Accounting Standards Update 2015-03 (“ASU 2015-03”), Simplifying the Presentation of Debt Issuance Costs, during the first quarter of 2016. ASU 2015-03 is required to be applied retrospectively. Unamortized debt issuance costs reclassified as of December 31, 2015, 2014 and 2013 were $4.9 million, $6.7 million and $8.5 million, respectively.

RISK FACTORS

Investing in our Common Stock involves a number of risks. Before you purchase our Common Stock, you should carefully consider the risks described below and the other information contained in or incorporated by reference into this prospectus supplement, including our consolidated financial statements and accompanying notes. You should carefully consider the risks and uncertainties described in the section entitled “Risk Factors” in our Annual Report and our Quarterly Report, as supplemented and modified by the below. If any of those or the following risks actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. In any such case, the trading price of our Common Stock could decline, and you could lose all or part of your investment.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our Common Stock may fluctuate significantly.

Volatility in the market price of our Common Stock may prevent you from being able to sell your shares of our Common Stock at or above the price you paid for them. The market price for our Common Stock could fluctuate significantly for various reasons, including but not limited to:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our Common Stock or the stock of other companies in our industry;

•	the failure of research analysts to cover our Common Stock;

•	general economic, industry and market conditions;

•	strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	material litigation or government investigations;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in key personnel;

•	sales of Common Stock by us, our principal stockholders or members of our management team;

•	the granting or exercise of employee stock options;

•	payment of liabilities for which we are self-insured;

•	volume of trading in our Common Stock;

•	threats to, or impairments of, our intellectual property; and

•	the impact of the factors described elsewhere in “Risk Factors” in our Annual Report and Quarterly Reports.

In addition, in recent years, the stock market has regularly experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Common Stock could fluctuate based upon factors that have little or nothing to do with us and these fluctuations could materially reduce our share price.

We do not currently intend to pay dividends on our Common Stock.

We do not anticipate paying any cash dividends on our Common Stock for the foreseeable future. Instead, we intend to retain future earnings to fund our growth. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends. Therefore, you may not receive a return on your investment in our Common Stock by receiving a payment of dividends.

Future sales of our Common Stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our Common Stock in the public market, or the perception that these sales could occur, may adversely affect the price of our Common Stock and may impair our ability to raise capital through the sale of additional shares. Before the Merger, affiliates of Robotti & Company Advisors, LLC (together, the “Robotti Group”) owned approximately 14% of BMC’s outstanding Common Stock while affiliates of Davidson Kempner Capital Management LP (“DKCM”) owned approximately 28.0% of BMC’s outstanding Common Stock. Before the Merger, The Gores Group, LLC (“Gores” and collectively with DKCM and the Robotti Group, the “Stockholder Group”) owned approximately 38% of our outstanding Common Stock. As of August 5, 2016, there were approximately 66,427,246 shares of our Common Stock outstanding. Our three largest stockholder groups, DKCM, the Robotti Group and Gores, own approximately 20.9 million of these shares, with approximately 9.3 million (14.0%) of these shares beneficially owned by affiliates of DKCM, approximately 3.1 million (4.7%) of these shares beneficially owned by the Robotti Group and approximately 8.4 million (12.7%) of these shares beneficially owned by Gores. After giving effect to this offering, affiliates of DKCM will beneficially own approximately 7.9 million shares (11.9%) of Common Stock, the Robotti Group will beneficially own approximately 3.1 million shares (4.7%) of Common Stock and Gores will beneficially own approximately 7.4 million shares (11.2%) of Common Stock, in each case. The Selling Stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the Common Stock they own after giving effect to this offering or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus supplement continuing through the date 45 days after the date of this prospectus supplement, except with the prior written consent of the underwriters. See “Underwriting.”

In connection with the Merger, we entered into a Registration Rights Agreement with the Stockholder Group (the “Registration Rights Agreement”). Under the Registration Rights Agreement, and subject to certain conditions and limitations stated therein, we granted the Stockholder Group registration rights with respect to the shares of Common Stock held by such stockholders. These rights include demand registration rights, shelf registration rights and “piggyback” registration rights, as well as customary indemnification provisions. The registration rights are subject to certain holdback and suspension periods. We generally will bear all fees, costs and expenses related to registrations, other than underwriting discounts and commissions attributable to the sale of registrable shares by the Stockholder Group under a demand registration or a piggyback registration, as applicable. Sales by the Stockholder Group of a substantial number of shares could significantly reduce the market price of our Common Stock.

In connection with the Merger, an amendment to the Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan (“SBS 2013 Incentive Plan”) was approved which increased the number of shares of Common Stock authorized for issuance under the SBS 2013 Incentive Plan from 1.8 million shares to 5.6 million shares. All of this amount is registered for sale. Of the total 5.6 million shares authorized for issuance under the SBS 2013 Incentive Plan, approximately 3.5 million shares were available for issuance as of August 5, 2016, not including shares underlying outstanding unvested restricted stock awards and restricted stock units (“RSUs”) and outstanding vested and unvested stock options. In addition, as of August 5, 2016, there were issued and outstanding approximately (i) 0.3 million shares of nonvested stock, (ii) 0.4 million RSUs that convert into Common Stock upon vesting, (iii) 0.2 million performance-based RSUs that convert into Common Stock upon vesting and achievement of performance targets and (iv) 0.9 million options for the purchase of Common Stock under the SBS 2013 Incentive Plan. Upon vesting, conversion or exercise as applicable, such registered shares can be freely sold in the public market. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our Common Stock.

Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future.

Our revenues and operating results have historically varied from period-to-period and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of future performance.

Factors associated with our industry, the operation of our business and the markets for our products and services may cause our quarterly financial results to fluctuate, including:

•	the seasonal and cyclical nature of the homebuilding industry;

•	the highly competitive nature of our industry;

•	the volatility of prices, availability and affordability of raw materials, including lumber, wood products and other building products;

•	shortages of skilled and technical labor, increased labor costs and labor disruptions;

•	the production schedules of our customers;

•	general economic conditions, including but not limited to housing starts, repair and remodeling activity and light commercial construction, inventory levels of new and existing homes for sale, foreclosure rates, interest rates, unemployment rates, relative currency values, mortgage availability and pricing, as well as other consumer financing mechanisms, that ultimately affect demand for our products;

•	actions of suppliers, customers and competitors, including merger and acquisition activities, plant closures and financial failures;

•	litigation, claims and investigations involving us;

•	the financial condition and creditworthiness of our customers;

•	cost of compliance with government laws and regulations;

•	weather patterns; and

•	severe weather phenomena such as drought, hurricanes, tornadoes and fire.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly financial and other operating results, including fluctuations in our key metrics. The variability and unpredictability could result in our failing to meet our internal operating plan or the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits.

Certain provisions of our organizational documents and other contractual provisions may make it difficult for stockholders to change the composition of our Board and may discourage hostile takeover attempts.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing changes in control if our Board determines that such changes in control are not in the best interests of us and our stockholders. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws include, among other things, the following:

•	a classified Board with three-year staggered terms;

•	the ability of our Board to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	stockholder action can only be taken at a special or regular meeting and not by written consent;

•	advance notice procedures for nominating candidates to our Board or presenting matters at stockholder meetings;

•	removal of directors only for cause;

•	allowing only our Board to fill vacancies on our Board; and

•	super-majority voting requirements to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation (the “Charter”).

We have elected in our Charter not to be subject to Section 203 of the Delaware General Corporation Law (“Section 203”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our Charter contains provisions that are substantially similar in effect to Section 203. In general, the anti-takeover provisions in the Charter, like Section 203, prohibit us from engaging in a business combination, such as a merger, with a person or group owning 15% or more of our voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. The Charter includes specified exceptions from anti-takeover provisions, which provide that (i) in certain circumstances (as described below), DKCM, Gores and their respective affiliates or associates (the “Grandfathered Stockholders”) and (ii) any person who would otherwise be an interested stockholder because of a transfer, assignment, conveyance, hypothecation, encumbrance or other disposition of 5% or more of our outstanding voting stock by any Grandfathered Stockholder to such person will be excluded from the “interested stockholder” definition in the Charter. At any time during the period beginning on the closing date of the Merger and ending on the third anniversary thereof, each Grandfathered Stockholder is permitted to own any amount less than 20% of our outstanding voting stock and will not be deemed an interested stockholder unless such Grandfathered Stockholder’s ownership level meets or exceeds 20% of our outstanding voting stock during such three-year period. From and after the third anniversary of the closing date of the Merger, each Grandfathered Stockholder is permitted to continue owning its respective ownership amount that it owns, together with its affiliates and associates, on such anniversary and will not be deemed an interested stockholder unless such Grandfathered Stockholder’s ownership level later exceeds such ownership amount of our outstanding voting stock. Moreover, each Grandfathered Stockholder, together with its affiliates and associates, may reduce its ownership amount at any time from and after the third anniversary of the effective time of the Merger; provided that, if such Grandfathered Stockholder reduces its ownership amount below the ownership amount of such Grandfathered Stockholder that exists on the third anniversary of the effective time of the Merger, such Grandfathered Stockholder may not increase its ownership amount above such reduced amount; provided, further, that if such Grandfathered Stockholder reduces its ownership amount below 15% of our outstanding voting stock after the third anniversary of the effective time of the Merger, such Grandfathered

Stockholder may own any amount of voting stock below 15% of our outstanding voting stock, in the case of each of the foregoing provisos, without being deemed an interested stockholder.

While these provisions have the effect of encouraging persons seeking to acquire control of us to negotiate with our Board, they could enable the Board to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management.

We may not be able to utilize certain of our net operating loss carryforwards, which could harm our profitability.

As of June 30, 2016, we had (i) approximately $85 million of net operating loss (“NOL”) carryforwards available to reduce U.S. federal taxable income in future years and (ii) approximately $117 million of NOL carryforwards available to reduce state-level taxable income in future years. Under Section 382 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its federal pre-change NOL carryforwards and other federal pre-change tax attributes to offset its post-change U.S. federal income taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws.

Due to “ownership changes” from the Company’s prior periods, our ability to utilize NOL carryforwards is currently subject to limitation pursuant to the rules described above. However, this offering or future issuances or sales of our stock (including certain transactions involving our stock that are outside of our control) could cause an additional “ownership change,” which would potentially result in further limitations upon our ability to utilize NOL carryforwards.

Any issuance of preferred stock could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Common Stock, which could depress the price of our Common Stock.

Our Board has the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Common Stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Common Stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our Common Stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

BMC was not subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires companies to conduct a comprehensive evaluation of their internal control over financial reporting. Accordingly, as permitted under applicable regulations, management’s annual report on internal control over financial reporting includes a scope limitation excluding the Legacy BMC business for the year ended December 31, 2015. See Item 9A-“Controls and Procedures” in our Annual Report on Form 10-K for the year ended December 31, 2015, incorporated by reference in this prospectus supplement.

Ensuring that the Company has adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Implementing appropriate changes to the internal controls of the Company may take a significant period of time to complete, may distract directors, officers and employees, and may entail substantial costs in order to modify existing accounting systems. Further, the Company may encounter difficulties assimilating or integrating the internal controls, disclosure controls, financial reporting systems and information technology infrastructure of Legacy SBS and Legacy BMC.

The Company’s efforts to assimilate and integrate the internal controls and financial reporting systems of Legacy SBS and Legacy BMC may not be effective in maintaining the adequacy of internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the Company’s operating costs and could materially impair its ability to operate its business. In addition, investors’ perceptions that the Company’s internal controls are inadequate or that it is unable to produce accurate financial statements may adversely affect its stock price.

Additionally, the Company may experience material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the Company’s ability to accurately report its cash flows, results of operations or financial condition. If the Company is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm determines the Company has a material weakness or significant deficiency in its internal control over financial reporting, the Company could lose investor confidence in the accuracy and completeness of its financial reports, the market price of its Common Stock could decline and the Company could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities. Failure to remedy any material weakness in the Company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets and reduce or eliminate the trading market for the Company’s Common Stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

As a relatively new public company we may lose research coverage by securities and industry analysts. If we lose securities or industry analyst coverage of our Company, the trading price for our stock may be negatively impacted. If we maintain or obtain new or additional securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Common Stock by any Selling Stockholder named herein. All of the shares of Common Stock offered by the Selling Stockholders pursuant to this prospectus supplement will be sold by the Selling Stockholders for their own account. We may, however, bear a portion of the expenses of the offering of Common Stock by the Selling Stockholders, except that the Selling Stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

MARKET PRICE OF OUR COMMON STOCK

Our Common Stock began trading on NASDAQ under the symbol “BMCH” on August 9, 2013. Prior to that, there was no public market for our Common Stock. The table sets forth, for the periods indicated below, the high and low sales prices per share of our Common Stock as reported by Bloomberg.

	High	Low
2014
First Quarter (ended March 31, 2014)	$23.33	$16.56
Second Quarter (ended June 30, 2014)	$20.83	$16.26
Third Quarter (ended September 30, 2014)	$20.98	$14.50
Fourth Quarter (ended December 31, 2014)	$16.90	$13.40
2015
First Quarter (ended March 31, 2015)	$18.15	$13.58
Second Quarter (ended June 30, 2015)	$25.20	$16.47
Third Quarter (ended September 30, 2015)	$19.84	$17.05
Fourth Quarter (ended December 31, 2015)	$19.62	$14.45
2016
First Quarter (ended March 31, 2016)	$17.06	$12.14
Second Quarter (ended June 30, 2016)	$19.99	$16.01
Third Quarter (through August 9, 2016)	$21.50	$17.42

On August 9, 2016, the closing price of our Common Stock as reported by Bloomberg was $20.76 per share. As of July 31, 2016, we had approximately 100 holders of record of our Common Stock.

DIVIDEND POLICY

We do not plan to pay a regular dividend on our common stock. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions, restrictions imposed by our secured credit agreement and senior secured notes indenture or applicable laws and other factors that our Board may deem relevant.

SELLING STOCKHOLDERS

Unless otherwise indicated, the following table shows information about the beneficial ownership of our Common Stock, as of August 5, 2016 by each stockholder selling shares in this offering.

For further information regarding material transactions between us and certain of our stockholders, see “Related Person Transactions” in our Proxy Statement filed on Schedule 14A, filed with the SEC on April 8, 2016, which is incorporated by reference into this prospectus supplement.

The percentages listed below for Common Stock owned before the offering are based on 66,427,246 shares of our Common Stock outstanding as of August 5, 2016. Percentage ownership of our Common Stock after the offering assumes the sale of shares of Common Stock in this offering.

	Beneficial Ownership Prior to Offering(1)			Shares Beneficially Owned After Offering(1)
Name and Address of Beneficial Owner	Number of Shares	Percentage of Outstanding Common Stock	Number of Shares Being Offered	Number of Shares	Percentage of Outstanding Common Stock
M.H. Davidson & Co.(2)	62,095	0.1%	3,032	59,063	0.1%
Davidson Kempner Partners(2)	359,995	0.5%	38,908	321,087	0.5%
Davidson Kempner Institutional Partners, L.P.(2)	838,494	1.3%	164,818	673,676	1.0%
Davidson Kempner International, Ltd.(2)	910,760	1.4%	182,693	728,067	1.1%
Davidson Kempner Distressed Opportunities Fund LP(2)	1,496,875	2.3%	113,466	1,383,409	2.1%
Davidson Kempner Distressed Opportunities International Ltd.(2)	2,711,539	4.1%	449,083	2,262,456	3.4%
Davidson Kempner Long-Term Distressed Opportunities Fund LP(2)	249,560	0.4%	37,505	212,055	0.3%
Davidson Kempner Long-Term Distressed Opportunities International Master Fund LP(2)	681,985	1.0%	102,495	579,490	0.9%
Davidson Kempner Long-Term Distressed Opportunities Fund II LP(2)	743,395	1.1%	114,330	629,065	0.9%
Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP(2)	1,259,285	1.9%	193,670	1,065,615	1.6%
Gores Building Holdings, LLC(3)	8,055,690	12.1%	955,415	7,100,275	10.7%
Glendon Saturn Holdings, LLC(3)	375,927	0.6%	44,585	331,342	0.5%

(1)	A “beneficial owner” of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•	voting power which includes the power to vote, or to direct the voting of, such security; and/or

•	investment power which includes the power to dispose, or to direct the disposition of, such security.

Unless otherwise indicated, each person named in the table above has sole voting and investment power, or shares voting and investment power with his spouse (as applicable), with respect to all shares of stock listed as owned by that person. Shares issuable upon the exercise of options exercisable on August 5, 2016 or within 60 days thereafter are considered outstanding and to be beneficially owned by the person holding such options for the purpose of computing such person’s percentage beneficial ownership, but are not deemed outstanding for the purposes of computing the percentage of beneficial ownership of any other person.

(2)	Voting and dispositive authority over the Common Stock is held by DKCM, and Messrs. Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman, through DKCM, are responsible for the voting and investment decisions relating to such Common Stock. Each of the aforementioned entities and individuals disclaims beneficial ownership of the Common Stock held by any other entity or individual named in this footnote (2) except to the extent of such entity or individual’s pecuniary interest therein, if any. The address of each of the entities and individuals in this footnote (2) is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.
(3)	Gores is the manager of Gores Building Holdings, LLC (“Gores Holdings”) and Glendon Saturn Holdings, LLC (“Glendon Saturn”) and Alec E. Gores is the manager of Gores. Gores Capital Partners II, L.P. (“Gores CP II”) is the controlling member of Gores Holdings. Gores Capital Advisors II, LLC (“Gores CA II”) is the general partner of Gores CP II. Gores is the manager of Gores CA II. Gores has a six member investment committee that has voting and dispositive authority over the Common Stock held of record by Gores Holdings and Glendon Saturn. The members of the investment committee are Fernando Goni, Alec E. Gores, Mark R. Stone, Joseph P. Page, Vance W. Diggins and Steven C. Yager. Each of the aforementioned individuals and entities in this footnote (3) may be deemed to share voting and dispositive power with respect to the shares held of record by Gores Holdings and Glendon Saturn Holdings. None of the members of the investment committee, acting alone, has voting or dispositive power over any shares of Common Stock. Each of the aforementioned entities and individuals disclaims beneficial ownership of the Common Stock held by any other entity or individual named in this footnote (3), except to the extent of such entity or individuals’ pecuniary interest therein, if any. The address of each of the entities and individuals in this footnote (3) is c/o The Gores Group, LLC, 9800 Wilshire Blvd., Beverly Hills, California 90212.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

Overview

The following is a general summary of certain U.S. federal income tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our Common Stock. This summary deals only with shares of Common Stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our Common Stock that, for U.S. federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our Common Stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our Common Stock, you should consult your own tax advisors.

This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, rulings and other administrative pronouncements and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of U.S. federal income taxation, does not address any aspects of the unearned income Medicare contribution tax pursuant to Section 1411 of the Code or the alternative minimum tax or other federal taxes (such as gift or estate tax) or with non-U.S., state or local tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate, a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Common Stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Common Stock as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our Common Stock that differ from those discussed below.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our Common Stock. If you are considering the purchase of shares of our Common Stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of shares of our Common Stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

In general, cash distributions on shares of our Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital, reducing your tax basis in our Common Stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net-income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our Common Stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that it is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if shares of our Common Stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations.

A non-U.S. holder of shares of our Common Stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below of backup withholding and the FATCA legislation, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our Common Stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Common Stock (the “applicable period”).

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net-income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain U.S.-source capital losses, even though the individual is not considered a resident of the United States under the Code.

We believe we are not and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of business assets, there can be no assurance that we are not currently or will not in the future become a USRPHC. Even if we are or become a USRPHC, so long as our Common Stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder has actually or constructively owned more than five percent of our outstanding Common Stock at some time during the applicable period. Non-U.S. holders should consult their own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends will be reported annually to the IRS and the non-U.S. holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our Common Stock within the United States or conducted through certain U.S.-related financial intermediaries unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Legislation enacted in 2010, known as the “FATCA” legislation, generally imposes a withholding tax of 30% on dividend income from our Common Stock and on the gross proceeds of a sale or other disposition of our Common Stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally imposes a withholding tax of 30% on dividend income from our Common Stock and the gross proceeds of a sale or other disposition of our Common Stock paid to one of certain foreign entities that are not foreign financial institutions unless such entity provides the applicable withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities) or (ii) a certification that the entity does not have any substantial U.S. owners. An intergovernmental agreement between the United States and applicable foreign country may modify these requirements. The foregoing withholding tax applies in certain circumstances regardless of whether such foreign financial institution or foreign entity is a beneficial owner or is acting as an intermediary. Under certain circumstances, a non-U.S. holder of our Common Stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Under final Treasury regulations, this legislation does not apply to payments of gross proceeds until after December 31, 2018. Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation for their investment in our Common Stock.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of Common Stock shown opposite its name below:

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC	1,680,000
Barclays Capital Inc.	720,000

Total	2,400,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of Common Stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of Common Stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us and the Selling Stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the Selling Stockholders deliver customary closing documents to the underwriters.

COMMISSIONS AND EXPENSES

The underwriters propose to offer the shares for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of those methods of sale, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by the underwriters and subject to the underwriters’ right to reject any order in whole or in part. The underwriters may do so by selling the shares to or through broker/dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters and/or the purchasers of the shares for whom they may act as agents or to whom they may sell as principal. In connection with the sale of the shares, the underwriters may be deemed to have received compensation in the form of an underwriting discount.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be approximately $200,000 (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the Selling Stockholders in connection with the offering, other than the underwriting discounts and commissions.

LOCK-UP AGREEMENTS

The Company and its officers, directors and the Selling Stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus supplement continuing through the date 45 days after the date of this prospectus supplement, except with the prior written consent of the underwriters. However, the foregoing will not apply to, among other things, (i) the sale or issuance of securities of the Company pursuant to employee benefit plans and stock option, restricted stock and other equity plans described in this prospectus supplement, (ii) the filing of any registration statement on Form S-8 and (iii) offers, sales and issuances of up to 10% of the Company’s stock outstanding at the time of the issuance as consideration or partial consideration for acquisitions of businesses, properties or assets or in connection with the formation of joint ventures. In addition, our directors and executive officers and the selling stockholders may make transfers of Common Stock during the 45-day restricted period, among other things, (i) as a bona fide gift or gifts, (ii) by will or other testamentary document or intestate succession, (iii) to any trust, partnership, limited liability Company or other entity for the direct or indirect benefit of such director, officer or selling stockholder or the immediate family of such person, (iv) to any immediate family member or other dependent, (v) for bona fide tax planning purposes, (vi) to such director’s, officer’s or selling stockholder’s members, limited partners, equity holders or direct or indirect affiliates, provided that such transferee agrees to be bound in writing by such restrictions, (vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above, (viii) pursuant to an order of a court or regulatory agency or by operation of law, (ix) in connection with transactions by any person other than the Company relating to shares acquired in open market transactions after the completion of this offering, or (x) from an executive officer or former executive officer (if such former executive officer is a current director) to the Company or its parent entities (A) upon death, disability or termination of employment, in each case, of such executive officer or former executive officer (if such former executive officer is a current director) or (B) to satisfy tax withholding and other obligations in connection with the exercise of stock options awarded under to executive or former executive officer (if such former executive officer is a current director); provided that in the case of each transfer or distribution pursuant to clauses (i) through (vii) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by such restrictions and (b) any such transfer or distribution shall not involve a disposition for value, and, in the case of each transfer or distribution pursuant to clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (ix) and (x) above, no public reports or filings reporting a reduction in beneficial ownership of stock shall be required or shall be voluntarily made during the 45-day period (other than a filing on Form 5 made after the expiration of the 45-day period and certain filings related to transfers undertaken to satisfy payment of the exercise price or a tax withholding liability relating to the exercise or vesting of stock options, stock purchase rights or restricted stock units).

The underwriters, in their sole discretion, may release the Common Stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release Common Stock and other securities from lock-up agreements, the underwriters will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of Common Stock and other securities for which the release is being requested and market conditions at the time.

INDEMNIFICATION

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. The underwriters may close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

LISTING ON THE NASDAQ

Our Common Stock is listed on the NASDAQ under the symbol “BMCH.”

STAMP TAXES

If you purchase shares of Common Stock offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

OTHER RELATIONSHIPS

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of Common Stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of Common Stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus supplement does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of Common Stock or possession or distribution of this prospectus supplement or any other offering or publicity material relating to the shares of Common Stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of Common Stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of Common Stock by it will be made on the same terms.

(i)	European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any Common Stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Common Stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

•	provided that no such offer of Common Stock shall result in a requirement for us, the selling stockholders or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

•	Each person in a Relevant Member State who receives any communication in respect of, or who acquires any Common Stock under, the offers contemplated here in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each underwriter, the selling stockholders and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•	in the case of any Common Stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Common Stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the underwriters has been given to the offer or resale or (ii) where Common Stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such Common Stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of Common Stock to the public” in relation to any Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Common Stock to be offered so as to enable an investor to decide to purchase or subscribe for the Common Stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

(ii)	United Kingdom

This prospectus supplement has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the Common Stock in, from or otherwise involving the United Kingdom.

Notice to Canadian Residents

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement to provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the Securities in Canada is being made on a private placement basis only and is exempt from the requirement to prepare and file a prospectus under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to the issuer and to each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum, including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (referred to as “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (referred to as “FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (referred to as “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (referred to as “DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York will pass upon the validity of the Common Stock offered hereby on our behalf. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2015 and for the year ended December 31, 2015 and management’s assessment of the effectiveness of internal control over financial reporting which is included in Management’s Report on Internal Control over Financial Reporting as of December 31, 2015 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Building Materials Holding Corporation business the registrant acquired during 2015, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K for the year ended December 31, 2015, for the year ended on December 31, 2014 and for the two year period ended December 31, 2014 have been so incorporated in reliance on the report of KPMG LLP (“KPMG”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The Company has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in the successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past financial statements incorporated by reference in this prospectus supplement.

On May 1, 2015, Legacy BMC acquired VNS. On September 1, 2015, Legacy BMC purchased certain assets and assumed certain liabilities of RBI. On December 1, 2015, the Merger between Legacy SBS and Legacy BMC was consummated. The Merger was accounted for as a reverse acquisition with Legacy BMC to be the acquirer solely for accounting purposes.

The financial statements of Legacy SBS and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Stock Building Supply Holdings, Inc. for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of RBI as of and for the year ended December 31, 2014, and the notes related thereto, incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed combined statement of operations of the Company, as if each of the Merger, the RBI Acquisition and the VNS Acquisition occurred on January 1, 2015, for the year ended December 31, 2015 and the notes related thereto are attached as Exhibit 99.3 to the registration statement of which this prospectus supplement forms a part and are incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register with the SEC the securities being offered in this prospectus supplement. This prospectus supplement, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us, and the securities being offered, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained or incorporated by reference in this prospectus supplement regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file, including the registration statement, of which this prospectus supplement forms a part, and the exhibits and schedules filed with it, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Room 1024, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Prospectus

BMC STOCK HOLDINGS, INC.

COMMON STOCK

DEBT SECURITIES

COMMON STOCK BY THE SELLING STOCKHOLDERS

BMC Stock Holdings, Inc. (the “Company”) may offer, from time to time, and in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus, debt securities and/or shares of our common stock, par value $0.01 per share (“Common Stock”). In addition, such selling stockholders as may be named in one or more prospectus supplements (the “Selling Stockholders”) may offer and sell shares of our Common Stock from time to time in amounts, at prices and on terms that will be determined at the time of the offering (collectively with any debt securities or Common Stock sold by us, the “securities”). We will not receive any of the proceeds from the sale of our Common Stock offered by the Selling Stockholders.

We may offer and sell debt securities or shares of Common Stock, and the Selling Stockholders may sell shares of Common Stock, to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes some of the general terms that may apply to the securities. The specific terms of any securities to be offered will be described in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest. Our registration of securities covered by this prospectus does not mean that we or the Selling Stockholders will offer or sell any debt securities or shares of Common Stock, as applicable.

Our Common Stock is listed on The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “STCK.” The last sale price of our Common Stock on May 13, 2016, as reported by NASDAQ, was $18.63 per share.

Our principal executive offices are located at Two Lakeside Commons, 980 Hammond Drive NE, Suite 500, Atlanta, GA 30328. Our telephone number is (678) 222-1219.

Investing in these securities involves risks. See the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference herein, and the risk factors included in our other periodic reports and in prospectus supplements relating to specific offerings of securities and in other information that we file with the Securities and Exchange Commission (the “SEC”).

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 16, 2016

Neither we nor any Selling Stockholder or underwriter have authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus or any associated “free writing prospectus.” In this prospectus, any reference to an applicable prospectus supplement may refer to a “free writing prospectus,” unless the context otherwise requires. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of such document.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the SEC as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). By using a shelf registration statement, we and the Selling Stockholders may sell, at any time and from time to time, in one or more offerings, the debt securities or Common Stock, as applicable, described in this prospectus. As allowed by the SEC’s rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus, including the information incorporated by reference herein, and any prospectus supplement together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. Neither we nor the Selling Stockholders have authorized anyone else to provide you with other information.

When used in this prospectus, the terms “BMC Stock,” “the Company,” “we,” “our” and “us” refer to BMC Stock Holdings, Inc. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (www.sec.gov). Our internet address is ir.bmcstock.com. However, the information on our website is not a part of this prospectus. In addition, you can inspect reports and other information we file at the office of The NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, New York 10006.

We have filed a registration statement and related exhibits with the SEC under the Securities Act. The registration statement contains additional information about us and the securities we may issue. You may inspect the registration statement and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K). Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise indicated):

•	our Annual Report on Form 10-K for the year ended December 31, 2015 (our “Annual Report”), filed with the SEC on March 15, 2016, as amended on March 17, 2016;

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 2, 2015 (but only with respect to the information filed under Item 8 therein);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (our “Quarterly Report”), filed with the SEC on May 6, 2016;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 5, 2015 (but only with respect to the information filed under Item 1 of Part I therein);

•	our Current Reports on Form 8-K, filed with the SEC on February 1, 2016 and April 7, 2016;

•	our Proxy Statement on Schedule 14A, filed with the SEC on April 8, 2016;

•	Exhibits 99.1 and 99.2 filed with the Registration Statement of which this prospectus forms a part;

•	the description of our capital stock contained in our Current Report on Form 8-K, filed with the SEC on December 7, 2015; and

•	future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary

Two Lakeside Commons

980 Hammond Drive NE, Suite 500

Atlanta, GA 30328

(678) 222-1219

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or present facts or conditions. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements reflect our views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. These factors include without limitation:

•	the state of the homebuilding industry and repair and remodeling activity, the economy and the credit markets;

•	seasonality and cyclicality of the building products supply and services industry;

•	competitive industry pressures and competitive pricing pressure from our customers and competitors;

•	inflation or deflation of prices of our products;

•	our exposure to product liability, warranty, casualty, construction defect, contract, tort, employment and other claims and legal proceedings;

•	our ability to maintain profitability;

•	our concentration of business in the Texas, California and Georgia markets;

•	the potential negative impacts from the significant decline in oil prices on employment, home construction and remodeling activity in Texas (particularly the Houston metropolitan area) and other markets dependent on the energy industry;

•	our ability to retain our key employees and to attract and retain new qualified employees, while controlling our labor costs;

•	product shortages, loss of key suppliers or failure to develop relationships with qualified suppliers, and our dependence on third-party suppliers and manufacturers;

•	the implementation of our supply chain and technology initiatives;

•	the impact of long-term non-cancelable leases at our facilities;

•	our ability to effectively manage inventory and working capital;

•	the credit risk from our customers;

•	the impact of pricing pressure from our customers;

•	our ability to identify or respond effectively to consumer needs, expectations or trends;

•	our ability to successfully implement our growth strategy;

•	the impact of federal, state, local and other laws and regulations;

•	the potential loss of significant customers;

•	natural or man-made disruptions to our distribution and manufacturing facilities;

•	our exposure to environmental liabilities and subjection to environmental laws and regulations;

•	cybersecurity risks;

•	risks related to the integration of Building Materials Holding Corporation with and into our business and successful operation of the post-merger company;

•	our ability to retain qualified employees following the merger with Building Materials Holding Corporation, while controlling labor costs;

•	our ability to operate on multiple Enterprise Resource Planning information systems and the subsequent conversion to a single system;

•	the impact of additional indebtedness assumed through the merger with Building Materials Holding Corporation;

•	the various financial covenants in our secured credit agreement and senior secured notes indenture; and

•	other factors discussed or referred to in the “Risk Factors” section of our Annual Report and our subsequent filings with the SEC.

All such factors are difficult to predict and are beyond our control. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference into this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section titled “Risk Factors” and our historical consolidated financial statements and related notes incorporated by reference herein.

Our Company

BMC Stock is a diversified lumber and building materials distributor and solutions provider that sells to new construction and repair and remodeling contractors. We carry a broad line of products and have operations in 17 states throughout the United States. Our primary products are lumber & lumber sheet goods, millwork, doors, flooring, windows, structural components such as engineered wood products, trusses and wall panels and other exterior products. Additionally, we provide solution-based services to our customers, including design, product specification, installation, and installation management services. We serve a broad customer base, including large-scale production homebuilders, custom homebuilders and repair and remodeling contractors. We offer a broad range of products sourced through a strategic network of suppliers, which together with our various solution-based services, represent approximately 50% of the construction cost of a typical new home.

The 17 states in which we operate accounted for approximately 63% of 2015 U.S. single-family housing permits according to the U.S. Census Bureau. Our primary operating regions include the South and West regions of the United States (as defined by the U.S. Census Bureau), with a significant portion of our net sales derived from markets within Texas, California and Georgia. We serve our customers from 147 locations, which include 91 distribution and retail operations, 47 millwork fabrication operations, 35 structural components fabrication operations and 13 flooring operations. Given the local nature of our business, we locate our facilities in close proximity to our key customers and often co-locate multiple operations in one facility to increase customer service and efficiency.

Corporate Information

The Company is a Delaware corporation and its Common Stock is listed on NASDAQ under the ticker symbol “STCK”. The Company’s principal executive offices are located at Two Lakeside Commons, 980 Hammond Drive NE, Suite 500, Atlanta, GA 30328, and its telephone number is (678) 222-1219. The Company maintains a website at ir.bmcstock.com. The information contained on our website is not intended to form a part of, or be incorporated by reference into, this prospectus.

RISK FACTORS

Before you invest in any of our securities, in addition to the other information included or incorporated by reference in this prospectus and any applicable prospectus supplement, you should carefully consider the risk factors under the heading “Risk Factors” contained in our Annual Report and our Quarterly Report (and as updated by any other filings we make with the SEC), which are incorporated herein by reference. These risk factors may be amended, supplemented or superseded from time to time by risk factors contained in other Exchange Act reports that we file with the SEC, which will be subsequently incorporated herein by reference; by any prospectus supplement accompanying this prospectus; or by a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. See “Incorporation By Reference” and “Cautionary Statement Regarding Forward-Looking Statements.”

USE OF PROCEEDS

Unless indicated otherwise in any applicable prospectus supplement, we intend to use the net proceeds from the sale of debt securities or Common Stock offered by us under this prospectus and any related prospectus supplement for general corporate purposes. These purposes may include financing of acquisitions and capital expenditures, additions to working capital and repayment or redemption of existing indebtedness. Additional information on the use of net proceeds from the sale of debt securities or Common Stock that we may offer from time to time by this prospectus may be set forth in the applicable prospectus supplement relating to a particular offering.

Unless otherwise indicated in any applicable prospectus supplement, we will not receive any proceeds from the sale of shares of our Common Stock by any Selling Stockholder named in such prospectus supplement. All of the shares of Common Stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their own account. We may, however, bear a portion of the expenses of the offering of Common Stock by the Selling Stockholders, except that the Selling Stockholders will pay any applicable underwriting discounts and commissions.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of our earnings to fixed charges for each of the periods included.

	Quarter Ended March 31, 2016	Fiscal Year Ended December 31,
		2015	2014	2013	2012	2011
Ratio of earnings to fixed charges	*	*	2.00	2.41	*	*

*	The ratio coverage is less than 1:1 for each of the respective periods. Refer to Exhibit 12.1 filed with the Registration Statement of which this prospectus forms a part for a detailed calculation of the ratio of earnings to fixed charges and earnings that the Company would have needed to achieve a minimum ratio coverage of 1:1 for each period.

SELLING STOCKHOLDERS

If the registration statement of which this prospectus forms a part is used by Selling Stockholders for the resale of Common Stock registered thereunder, information about such Selling Stockholders, their beneficial ownership of Common Stock and their relationship with us will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act that are incorporated by reference to such registration statement.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEE

We may offer debt securities, which will be issued under an indenture entered into between us and a banking or financial institution, as trustee, and any guarantors party thereto.

The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

The aggregate principal amount of debt securities that may be issued is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time.

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities will be senior or subordinated;

•	applicable subordination provisions, if any;

•	conversion or exchange into other securities;

•	whether securities issued will be secured or unsecured, and if secured, what the collateral will consist of;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•	the events of default with respect to the securities and the right of the trustee or the holders to declare the principal and interest with respect to such securities to be due and payable;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination, security and release of the guarantees), if any;

•	any restriction or condition on the transferability of the securities;

•	any provisions related to compensation and reimbursement of the trustee;

•	provisions, if any, granting special rights to holders of the securities upon the occurrence of specified events; and

•	any other terms of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

U.S. federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional U.S. federal income tax considerations will be set forth in the applicable prospectus supplement.

We expect most debt securities to be issued in fully registered form without coupons and in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws. References in this section to the “Company,” “we,” “us” and “our” refer to BMC Stock Holdings, Inc. and not to any of its subsidiaries. Our restated certificate of incorporation and our amended and restated by-laws are incorporated by reference to the registration statement of which this prospectus forms a part as Exhibits 3.1 and 3.2 thereto.

Authorized capitalization

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.01 per share. As of May 11, 2016, we had 65,509,509 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting rights

Each share of Common Stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Common Stock are entitled to vote. Our Common Stock votes as a single class on all matters relating to the election of directors on our board of directors and as provided by law. Holders of our Common Stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of Common Stock.

Dividend rights

The holders of our outstanding shares of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our Common Stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Common Stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our Common Stock.

Other rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are and all shares registered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred stock

Our amended and restated certificate of incorporation authorizes our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, there are no shares of preferred stock issued and outstanding.

Anti-takeover effects of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, could discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated preferred stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Classified board of directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with each class serving three-year staggered terms. In addition, under our amended and restated certificate of incorporation, our directors may only be removed for cause and only upon the affirmative vote of the majority of our outstanding voting stock, at a meeting of our stockholders called for that purpose. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Special meetings of stockholders

Our amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies.

Requirements for nominations and proposals at stockholder meetings

Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Our amended and restated bylaws also provide that nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (i) by or at the direction of our board of directors or any committee thereof, or (ii) provided that our board of directors has determined that directors shall be elected at such meeting, by any stockholder who (1) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (2) is entitled to vote at the meeting and upon such election and (3) complies with the notice procedures set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our Company.

Stockholder action by written consent

Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders may be effected only at a duly called annual or special meeting.

Business combinations with interested stockholders

We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 (“Section 203”) of the Delaware General Corporation Law (“DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation contains provisions that are substantially similar in effect to Section 203. In general, the anti-takeover provisions in the amended and restated certificate of incorporation, like Section 203, prohibit us from engaging in a business combination, such as a merger, with a person or group owning 15% or more of our voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. The amended and restated certificate of incorporation includes specified exceptions from anti-takeover provisions, which provide that (i) in certain circumstances (as described below), Davidson Kempner Capital Management LP, The Gores Group LLC and their respective affiliates or associates (the “Grandfathered Stockholders”) and (ii) any person who would otherwise be an interested stockholder because of a transfer, assignment, conveyance, hypothecation, encumbrance or other disposition of 5% or more of our outstanding voting stock by any Grandfathered Stockholder to such person will be excluded from the “interested stockholder” definition in the amended and restated certificate of incorporation. At any time during the period beginning on the closing date of the Merger (as defined below) and ending on the third anniversary thereof, each Grandfathered Stockholder is permitted to own any amount less than 20% of our outstanding voting stock and will not be deemed an interested stockholder unless such Grandfathered Stockholder’s ownership level meets or exceeds 20% of our outstanding voting stock during such three-year period. From and after the third anniversary of the closing date of the Merger, each Grandfathered Stockholder is permitted to continue owning its respective ownership amount that it owns, together with its affiliates and associates, on such anniversary and will not be deemed an interested stockholder unless such Grandfathered Stockholder’s ownership level later exceeds such ownership amount of our outstanding voting stock. Moreover, each Grandfathered Stockholder, together with its affiliates and associates, may reduce its ownership amount at any time from and after the third anniversary of the effective time of the Merger; provided that, if such Grandfathered Stockholder reduces its ownership amount below the ownership amount of such Grandfathered Stockholder that exists on the third anniversary of the effective time of the Merger, such Grandfathered Stockholder may not increase its ownership amount above such reduced amount;

provided, further, that if such Grandfathered Stockholder reduces its ownership amount below 15% of our outstanding voting stock after the third anniversary of the effective time of the Merger, such Grandfathered Stockholder may own any amount of voting stock below 15% of our outstanding voting stock, in the case of each of the foregoing provisos, without being deemed an interested stockholder.

Requirements for amendments to our amended and restated certificate of incorporation and amended and restated bylaws

Our amended and restated bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the board of directors or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least 66 2/3% of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our amended and restated certificate of incorporation provides that the provisions of our amended and restated certificate of incorporation relating to the size and composition of our board of directors, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our amended and restated bylaws or amended and restated certificate of incorporation and the Court of Chancery as the exclusive forum for certain disputes, may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Exclusive jurisdiction of certain actions

Our amended and restated certificate of incorporation provides that the exclusive forum for derivative actions brought on behalf of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive jurisdiction provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Listing

Our Common Stock is listed on NASDAQ under the symbol “STCK.”

Transfer agent and registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

We, or Selling Stockholders, if applicable, may sell the securities being offered hereby in one or more of the following ways from time to time:

•	to underwriters for resale to purchasers;

•	directly to purchasers; or

•	through agents or dealers to purchasers.

In addition, we or the Selling Stockholders may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement. If so, the third party may use securities borrowed from us, the Selling Stockholders or others to settle such sales and may use securities received from us or the Selling Stockholders to close out any related short positions. We or the Selling Stockholders may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers, and their compensation in a prospectus supplement.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York, will serve as counsel to BMC Stock Holdings, Inc.

EXPERTS

The financial statements as of December 31, 2015 and for the year ended December 31, 2015 and management’s assessment of the effectiveness of internal control over financial reporting which is included in Management’s Report on Internal Control over Financial Reporting as of December 31, 2015 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Building Materials Holding Corporation business the registrant acquired during 2015, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company incorporated in this prospectus by reference from the Annual Report on Form 10-K for the year ended December 31, 2015 as of December 31, 2014 and for the two year period ended December 31, 2014 have been so incorporated in reliance on the report of KPMG LLP (“KPMG”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The Company has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in the successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past financial statements incorporated by reference in this prospectus.

On May 1, 2015, Building Materials Holding Corporation (“Legacy BMC”) acquired VNS Corporation (“VNS”). On September 1, 2015, Legacy BMC purchased certain assets and assumed certain liabilities of Robert Bowden Inc. (“RBI”). On December 1, 2015, Stock Building Supply Holdings, Inc. (“Legacy SBS”) completed a business combination with Legacy BMC whereby Legacy BMC merged with and into Legacy SBS (the “Merger”). The Merger was accounted for as a reverse acquisition with Legacy BMC to be the acquirer solely for accounting purposes.

The financial statements of Legacy SBS and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Stock Building Supply Holdings, Inc. for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of RBI as of and for the year ended December 31, 2014, and the notes related thereto, included as Exhibit 99.1 to the registration statement of which this prospectus forms a part have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed combined statement of operations of the Company, as if each of the Merger, the acquisition of RBI and the acquisition of VNS occurred on January 1, 2015, for the year ended December 31, 2015 and the notes related thereto are attached hereto as Exhibit 99.3 and are incorporated by reference herein.

2,400,000 Shares

BMC STOCK HOLDINGS, INC.

Common Stock

PROSPECTUS SUPPLEMENT

Credit Suisse

Barclays

The date of this prospectus supplement is August 10, 2016